Exhibit 12.1

Nabi Biopharmaceuticals

RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

	For the three months ended	For the six months ended	For the Year Ended
	July 1, 2006	July 1, 2006	December 31, 2005	December 25, 2004	December 27, 2003	December 28, 2002	December 29, 2001
Fixed charges

Interest expense	1,050	2,148	3,098	2,199	1,350	2,130	2,128

Interest capitalized	—	—	106	326	83	—	5,202
Capitalized expenses related to indebtedness	—	—	—	—	—	—	—
Estimate of interest within rental expense	38	74	183	156	149	218	422
Preference security dividend	—	—	—	—	—	—	—

Total fixed charges	1,088	2,222	3,387	2,681	1,582	2,348	7,752

(Loss) earnings
Pretax (loss) income from continuing operations	(14,824)	(32,901)	(129,357)	(39,992)	(12,215)	1,738	115,769

Fixed charges	1,088	2,222	3,387	2,681	1,582	2,348	7,752

Amortization of capitalized interest	319	639	1,277	1,266	1,273	1,274	148

Interest capitalized	—	—	(106)	(326)	(83)	—	(5,202)

Total (loss) earnings	(13,417)	(30,040)	(124,799)	(36,371)	(9,443)	5,360	118,467

Ratio

Adjusted (loss) earnings	(13,417)	(30,040)	(124,799)	(36,371)	(9,443)	5,360	118,467

Total fixed charges	1,088	2,222	3,387	2,681	1,582	2,348	7,752

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A	2.3	15.3

For the years ended December 27, 2003, December 25, 2004 and December 31, 2005 and the three and six months ended July 1, 2006, Nabi Biopharmaceuticals did not generate sufficient earning to cover its fixed charges by the following amounts:

	For the three months ended	For the six months ended	For the Year Ended
Dollar amounts in thousands	July 1, 2006	July 1, 2006	December 31, 2005	December 25, 2004	December 27, 2003	December 28, 2002	December 29, 2001
Coverage deficiency	$14,505	$32,262	$128,186	$39,052	$11,025	N/A	N/A